Exhibit 99.1

WISeQey, SEALSQ, SEALCOIN and Eco Wave Power Sign Three-Year MoU and Demonstrate Trusted Energy Transactions for AI Data Centers

Collaboration combines renewable wave-energy production, secure digital identities and automated transactions, with potential applications for AI data centers and industrial energy buyers.

Stockholm , Sweden, November 5, 2026 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), an onshore wave energy technology company, today announced that its wholly owned subsidiary Eco Wave Power U.S. Inc. has entered into a three-year Memorandum of Understanding (“MOU”) with WISeQey Corp. (“WISeQey”) (Nasdaq/SIX: WQEY), a global quantum cybersecurity and space IoT company, together with its subsidiaries, SEALSQ Corp. (Nasdaq: LAES) (“SEALSQ”), and SEALCOIN AG.

The collaboration brings together Eco Wave Power’s renewable-energy technology, SEALSQ’s secure semiconductors, WISeQey’s digital identity expertise and SEALCOIN’s machine communication and transaction infrastructure to explore how renewable-energy assets can securely interact with digital services and potential energy buyers.

Two Key Capabilities Demonstrated

Using Eco Wave Power’s wave-energy installation in Jaffa Port, Israel, the companies have demonstrated:

1.	Trusted Digital Twin: Connecting physical energy production to an authenticated digital representation, allowing the origin and integrity of production data to be verified.

2.	Authenticated Automated Transactions: Using trusted production data to initiate a secure, authorized and auditable transaction between known counterparties under predefined commercial conditions.

The demonstration connects physical energy production with digital identity, secure communications and automated transactions, establishing a foundation for future machine-to-machine commercial interactions.

Watch the Proof-of-Concept demonstration here: https://www.youtube.com/watch?v=A7lZEdFUOKA

Connecting Renewable Energy to AI Infrastructure

Under the three-year MoU, the parties intend to further develop and evaluate these capabilities for potential commercial applications, particularly connecting renewable-energy producers with AI data centers, industrial facilities, energy aggregators and utilities.

As electricity demand from AI infrastructure grows, trusted digital systems could help energy producers make authenticated production information available to qualified buyers and automate transactions under agreed commercial conditions.

Eco Wave Power has initiated discussions with data center developers and infrastructure partners to explore potential future electricity supply opportunities. Eco Wave Power U.S., its AI and data center arm and a member of the NVIDIA Inception program, will lead its participation in the collaboration.

Carlos Moreira, Founder and CEO of WISeQey, commented: “This collaboration creates an opportunity to extend the WISeQey ecosystem into renewable energy, a market where secure connectivity and trusted transactions can support new digital services. By combining SEALSQ’s secure semiconductors, WISeQey’s digital identity and PKI expertise, and SEALCOIN’s decentralized communication and transaction infrastructure with Eco Wave Power’s renewable-energy technology, we aim to demonstrate how our complementary capabilities can address real-world infrastructure needs. Our focus is on validating practical applications that could create new commercial opportunities across the ecosystem.”

Inna Braverman, Founder and CEO of Eco Wave Power, commented: “Building the energy infrastructure for AI requires both new sources of electricity and trusted systems capable of connecting those sources with customers. Our ambition is to bring wave energy into that ecosystem. Together with SEALCOIN, SEALSQ and WISeQey, we have demonstrated how physical wave-energy production can become trusted digital information and initiate a secure, auditable transaction. We believe this creates an important foundation for a future in which wave-energy producers can securely connect with AI data centers and other energy buyers, transact under agreed commercial terms and ultimately participate directly in the digital energy economy.”

Jonathan Llamas, Chief Product & Strategy Officer of SEALCOIN, commented: “Until now, machines have primarily been designed to exchange information. We are taking this a step further by enabling them to turn trusted physical-world data into autonomous economic actions. With Eco Wave Power, we have demonstrated how authenticated energy production can feed a digital twin and trigger a secure, auditable transaction between authorized parties.”

An Integrated Technology Platform with a Post-Quantum Roadmap

The collaboration combines SEALSQ’s hardware security, WISeQey’s digital identity and Public Key Infrastructure (PKI), SEALCOIN’s trusted machine communication and transaction capabilities, and Eco Wave Power’s real-world renewable-energy assets. Together, these technologies establish an architecture connecting physical infrastructure to authenticated digital information and auditable transactions.

The companies also intend to explore future integration of SEALSQ’s QS7001 post-quantum secure element and quantum-resistant cryptographic technologies, supporting the long-term security requirements of critical infrastructure.

Live Demonstration at Quantum Days 2026

The collaboration will be presented at Quantum Days 2026, on November 19 at Hôtel Barrière Le Majestic in Cannes, France.

A live demonstration and fireside chat featuring Eco Wave Power Founder and CEO Inna Braverman, SEALCOIN Chief Product & Strategy Officer Jonathan Llamas and WISeQey representatives will take place at 13:45 CET.

Registration: https://www.sealsq.com/quantum-days-2026-attendance-request

The MoU establishes a framework for technical development and potential commercialization. The initial demonstration does not constitute a physical electricity supply agreement or completed financial settlement. Future deployments remain subject to technical validation, applicable regulations and separate commercial agreements.

About Eco Wave Power Global AB

Eco Wave Power Global (NASDAQ: WAVE) is a leading onshore wave energy company that converts ocean and sea waves into clean, reliable, and cost-efficient electricity using its patented and intelligent technology. By generating renewable power directly from existing coastal infrastructure such as breakwaters, jetties, and piers, Eco Wave Power enables sustainable electricity production in close proximity to coastal cities, ports, and energy-intensive infrastructure.

As global electricity demand continues to rise with the growth of artificial intelligence, digital infrastructure, and next-generation data centers—often referred to as “AI factories”—Eco Wave Power’s technology is designed to help provide renewable energy near shorelines where many data centers, industrial facilities, and population centers are located.

With a mission to accelerate the global transition to renewable energy while supporting the next generation of digital and industrial infrastructure, Eco Wave Power developed and operates Israel’s first grid-connected wave energy power station, recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Power Solutions. In the United States, the Company recently launched the first-ever onshore wave energy pilot station at the Port of Los Angeles, in collaboration with Shell Marine Renewable Energy.

Eco Wave Power is expanding globally with projects planned in Portugal, Taiwan, and India, representing a project pipeline of 404.7 MW. The Company has received international recognition and support from organizations including the European Union Regional Development Fund, Innovate UK, and the EU Horizon 2020 program, and was honored with the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (ADSs) are traded on the Nasdaq Capital Market under the ticker symbol “WAVE”.

For more information, visit www.ecowavepower.com.

Investor and Media Contact

Email: info@ecowavepower.com

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

About WISeQey

WISeQey Corp. (“WISeQey”) is a British Virgin Islands holding company focused on post-quantum cybersecurity, digital identity, space technology and the Internet of Things (IoT). Its operating subsidiaries and technology platforms address distinct parts of this portfolio:

1.	SEALSQ Corp (Nasdaq: LAES) develops secure semiconductors, public key infrastructure (PKI) and post-quantum security products.

2.	WISeSat.Space (Nasdaq: SAIQ) develops space technology and secure satellite communications, particularly for IoT applications.

3.	WISeID provides digital identity, authentication, secure access and digital signing for individuals, enterprises and connected devices.

4.	WISe.ART Corp operates the WISe.ART marketplace, which uses blockchain technology to support trusted digital asset and NFT transactions.

5.	SEALCOIN AG develops decentralized physical infrastructure network (DePIN) technology and the SEALCOIN platform.

Each subsidiary contributes to WISeQey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeQey platform. WISeQey secures digital identity ecosystems for individuals and objects using blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeQey plays a vital role in securing the Internet of Everything. Trusted by the OISTE/WISeQey cryptographic Root of Trust, WISeQey provides secure authentication and identification for IoT, blockchain, and AI applications. The WISeQey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeQey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Eco Wave Power Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses the intended further development, evaluation and potential commercialization of the capabilities contemplated by the MoU, including potential applications for AI data centers and other energy buyers, the potential for trusted digital systems to make authenticated production information available to buyers and to automate transactions, its discussions with data center developers and infrastructure partners regarding potential future electricity supply opportunities, the intended future integration of post-quantum secure hardware and cryptographic technologies, the planned presentation and demonstration at Quantum Days 2026, and the belief that the collaboration creates a foundation for wave-energy producers to connect and transact with AI data centers and other energy buyers and participate in the digital energy economy. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on March 12, 2026, which is available on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

The foregoing cautionary statements apply solely to forward-looking statements made by or on behalf of Eco Wave Power. Eco Wave Power assumes no responsibility for, and undertakes no obligation to update, statements made by or attributed to WISeQey, SEALSQ or SEALCOIN or their representatives.

WISeQey Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, FY 2026 revenue guidance, business pipeline, the timing of commercial adoption of post-quantum products, the anticipated benefits of acquisitions, investments and listings, the proposed Quantisimo business combination, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Words such as “aims,” “ambition,” “anticipates,” “estimates,” “expects,” “guidance,” “intends,” “pipeline,” “plans,” “targets,” “will” and similar expressions are intended to identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include WISeQey’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; WISeQey’s dependence on the results of its subsidiary SEALSQ Corp for a majority of its consolidated revenue and earnings; adjustments to preliminary unaudited 9M 2026 financial information upon completion of financial closing and review procedures; the ability to achieve FY 2026 revenue guidance; the conversion of the estimated business pipeline into revenue, which depends on customer validation, technical integration and other commercial factors; the timing and outcome of laboratory review, certification, customer qualification and procurement for the QS7001, QVault TPM and other post-quantum products; the ability to integrate acquired businesses, including IC’Alps SAS, Miraex and Wecan, and to realize value from the SEALQuantum Sovereign Vertical Stack; the effects of WISeQey’s cross-border merger and redomiciliation; the trading performance of, and WISeQey’s ownership in, WISeSat.Space following its combination with Columbus Acquisition Corp.; the risks of satellite launches and missions; the risk that the proposed Quantisimo business combination with GigCapital8 is not completed by March 31, 2027 or at all, including as a result of a failure to obtain the approval of GigCapital8’s shareholders or required regulatory approvals, the registration statement on Form F-4 not becoming effective, Nasdaq listing approval not being obtained, the minimum cash condition not being satisfied, including as a result of redemptions by GigCapital8’s shareholders, or the termination of the merger agreement; the amount of cash SEALSQ may be required to contribute in connection with the proposed Quantisimo business combination; the effect of contributing the Group’s interests in Miraex, SEALCOIN, Wecan and WISeSat.Space to Quantisimo, and the value and trading performance of PubCo shares received by WISeQey and SEALSQ; whether the memorandum of understanding with the Canton of Jura leads to definitive agreements and the anticipated investment; and other risks described in WISeQey’s filings with the U.S. Securities and Exchange Commission. WISeQey is providing this communication as of this date and does not undertake to update any forward-looking statements as a result of new information, future events or otherwise.

Statements regarding our business pipeline are based on management’s current estimates of potential revenue opportunities and do not represent backlog or contracted revenue. Pipeline conversion is subject to numerous factors including customer validation, technical integration requirements, certification timelines, and market conditions. There can be no assurance that pipeline opportunities will convert to actual sales or that such conversion will occur within anticipated timeframes.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FinSA’s predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeQey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeQey. Given the risks and uncertainties described herein, you should not place undue reliance on forward-looking statements as a prediction of actual results.

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